

10031308

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC MAIL PROCESSING SECTION RECEIVED JUN 01 2010 WASH. D.C. 193

SEC FILE NUMBER
8- 46412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Aspinall Avenue
(No. and Street)

Hagatna (City) Guam (State) 96910-5156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael L. Pexa (671) 472-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burger & Comer, P.C.
(Name – *if individual, state last, first, middle name*)

278 S Marine Corps Dr. Ste. 104 (Address) Tamuning (City) Guam (State) 96913 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/3

OATH OR AFFIRMATION

I, Michael L. Pexa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asia Pacific Financial Management Group, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



THERESE BENAVENTE PENAFLOR
NOTARY PUBLIC
In and for Guam, U.S.A.
My Commission Expires: Mar. 05, 2011
145 Aspinall Ave. Hagatna, Guam 96910

Signature

Chairman/CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) A report of Independent Public Accountant on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

WITH INDEPENDENT AUDITORS' REPORT THEREON

Hengi Plaza, Suite 104, 278 South Marine Corps Drive Tamuning, Guam 96913

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.

Financial Statements and Other Financial Information

Year ended December 31, 2009

Contents

Independent Auditors' Report 1

Audited Financial Statements

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Stockholders' Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6-9

Supplemental Schedules

Computation of Net Capital 10
Computation of Aggregate Indebtedness 11
Computation of Basic Net Capital Requirement 12
Net Capital Reconciliation with Focus Report 13
Exemption Letter 14-15
Schedule II Determination of Reserve Requirements 16
Schedule III Information relating to Possession or Control 17
Letter on Internal Controls 18

Agreed-upon Procedures Report and SIPC Form 19-20

Burger & Comer, P.C.

Tamuning, Guam USA

May 26, 2010

BURGER & COMER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Asia Pacific Financial Management Group, Inc.:

We have audited the accompanying statement of financial condition of Asia Pacific Financial Management Group, Inc. (a Guam corporation) as of December 31, 2009 and the related statement of income, statement of changes in stockholders' equity, and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements of Asia Pacific Financial Management Group, Inc. referred to above present fairly, in all material respects, the financial position of Asia Pacific Financial Management Group, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of computation of net capital, aggregate indebtedness, basic net capital requirement, net capital reconciliation with Focus Report, and communication of reportable conditions to the Board of Directors as of and for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information.

Burger & Comer, P.C.

Burger & Comer, P.C.
Tamuning, Guam
May 26 2010

Hengi Plaza, Suite 104, 278 South Marine Corps Drive Tamuning, Guam 96913 Phone: (671) 646-5044 • Fax: (671) 646-5045
http://www.guamcpa.com

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Statement of Financial Condition

December 31, 2009

ASSETS	
Cash and cash equivalents	$ 90,942
Deposit with clearing organization	57,830
Funds held in trading securities accounts	743
Receivable from brokers	108,230
Prepaid expenses	5,535
Property, equipment and leasehold improvements, net of accumulated depreciation (note 2)	7,594
Total assets	$ 270,874
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable	9,334
Commissions payable – stockholders	43,338
other brokers	4,197
Guam income tax payable (note 3)	3,250
Deferred income tax	381
Total liabilities	60,500
Commitments and contingencies (notes 4 and 5)	
Stockholders' equity:	
Common stock, $1 par value. 800,000 shares authorized; 146,000 shares subscribed and outstanding	146,000
Stock subscriptions receivable	(120,000)
Additional paid-in capital	12,000
Retained earnings	172,374
Total stockholders' equity	210,374
Total liabilities and stockholders' equity	$ 270,874

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Statement of Income

Year ended December 31, 2009

Revenues:	
Commissions and fees	$ 619,943
Account annual fees	14,260
Other income	1,774
Interest income	402
Total revenues	636,379
Operating expenses:	
Commissions	309,757
Employee salaries and wages	87,381
Other operating expenses	75,095
Rent and utilities (note 4)	46,476
Clearing fees	24,951
Taxes and licenses	7,409
Depreciation	3,271
Total operating expenses	554,340
Operating income	82,039
Guam income tax (note 3)	(9,979)
Net income	$ 72,060

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Changes in Stockholders' Equity

December 31, 2009

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance December 31, 2008	26,000	$ 26,000	$ 2,000	$ 100,314	128,314
Net income	-	-	-	72,060	72,060
Shareholders' additional paid-in capital	-	-	10,000	-	10,000
Balance December 31, 2009	26,000	$ 26,000	$ 12,000	172,374	210,374

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 72,060
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	3,271
Gain on disposal of fixed assets	(65)
Deferred income tax	(418)
Changes in assets and liabilities:	
Deposit with clearing organization	5,300
Receivables	(19,054)
Prepaid expenses	(612)
Accounts payable	2,981
Commissions payable	1,582
Guam income tax payable	3,250
Net cash provided by operating activities	68,295
Cash flows from investing activities:	
Proceeds from disposal of fixed assets	500
Increase in funds held in trading securities accounts	(200)
Net cash provided by investing activities	300
Cash flows from financing activities:	
Additional paid-in capital from stockholders	10,000
Net increase in cash	78,595
Cash at beginning of year	12,347
Cash at end of year	$ 90,942

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Notes to Financial Statements

December 31, 2009

1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Asia Pacific Financial Management Group, Inc. (APFMG or the Company), previously named Asia Pacific Investors Services, was incorporated under the laws of the Territory of Guam on March 2, 1993 with the filing of its incorporation documents at the Government of Guam Department of Revenue and Taxation. The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and as an investment adviser under the Investment Advisers Act of 1940. APFMG renders investment management and broker-dealer services in mutual funds, corporate stocks and fixed income securities on both an agency and principal basis to its Guam located customers on a fully disclosed basis through other broker-dealers. APFMG is exempt from the reserve requirement under SEC rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

Security transactions and related commission revenue and expense are recorded on a trade date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purposes of the statement of financial condition and the statement of cash flows, cash is defined as cash on hand, money market accounts, cash due from banks and brokerage accounts, and cash on deposit with banks.

1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Accounts Receivable

Accounts receivable primarily represent management and consulting fees due for financial and investment advisory services.

Revenue Recognition

Revenue, which consists of management and consulting fees for financial and investment advisory services, is recognized as it is performed.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost or estimated net book value at the date of transfer. Depreciation of property and equipment, and amortization of leasehold improvements, which is included in depreciation expense, is based on the straight line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lives of the respective lease or the service lives of the improvements.

Income taxes

The Territory of Guam adopted most sections of the United States Internal Revenue Code as the territorial or local income tax.

Guam income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate to the use of mandatory depreciation methods for fixed assets under the tax laws. Deferred tax assets and liabilities represent the future tax return consequences of those differences which will be recoverable or taxable when the temporary differences reverse or certain future events occur. No deferred tax liability is recorded for permanent tax differences.

The Company files its corporate income tax return in the Territory of Guam. With few exceptions, the Company is no longer subject to Guam income tax examinations by tax authorities for years before 2005. The Company does not have any unrecognized tax benefits at December 31, 2009 that would affect the annual effective tax rate.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Notes to Financial Statements, continued

December 31, 2009

1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Company recognizes interest accrued related to unrecognized tax benefits as interest expense and recognizes penalties in operating expenses. The Company did not recognize any interest or penalties in the year ended December 31, 2009 related to unrecognized tax benefits.

Advertising

The costs of non direct response advertising are charged to expense as incurred.

2) PROPERTY AND EQUIPMENT

A summary of property and equipment as of December 31, 2009 follows:

Furniture	$ 9,173
Equipment	76,300
Leasehold improvements	11,124
	96,597
Less accumulated depreciation	(89,003)
Property and equipment, net	$ 7,594

3) GUAM INCOME TAX

At December 31, 2009 the Company had not filed for a tax refund of its 2006 and 2007 Guam income taxes and has elected to carry forward its 2008 net operating loss against its 2009 taxable income. The tax loss carryforward utilized in 2009 was $63,158 and this reduced the Company's taxable income to $21,666.

During the year ended December 31, 2009 the Company paid $3,331 in Guam income tax.

4) LEASE COMMITMENT

Effective January 1, 2009 the Company leases its administrative office under a noncancelable operating lease with a term expiring on December 31, 2011. Monthly rent under the lease is $2,500. Rent was temporarily decreased by the lessor from $2,500 to $2,000 per month for seven months in 2009 due to unfavorable economic conditions. The building and related improvements from which APFMG conducts its operations is owned by U.D.P. Corporation, a Guam corporation owned two-thirds by APFMG's majority stockholder.

Rent expense for the year ended December 31, 2009 was $26,500. Future rent due under this lease is $30,000 for 2010 and $30,000 for 2011.

5) SUBSEQUENT EVENTS

In preparing the accompanying financial statements and these footnotes, management has evaluated subsequent events through February 24, 2010, which is the date the financial statements were available to be issued.

Subsequent to December 31, 2009 the Government of Guam Department of Revenue and Taxation has commenced an audit of the Company's monthly gross receipts tax returns from January 2007 through December 2009. At present, it is not possible to determine the outcome of the audit or the amount of any potential liability as a result thereof.

6) NET CAPITAL REQUIREMENT

APFMG is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, APFMG had net capital of $96,009, which was $91,099 in excess of its required net capital of $5,000. The Company's net capital ratio was .63 to 1.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2009

NET CAPITAL:	
Total stockholders' equity qualified for net capital	$ 210,374
Deductions:	
Non-allowable assets:	
Clearing accounts	(47,910)
Broker and other receivables	(50,001)
Prepaid insurance	(5,535)
Furniture, equipment and leasehold improvements	(7,594)
Haircuts on securities from Part IIA	(3,235)
Net capital	$ 96,099

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Computation of Aggregate Indebtedness

December 31, 2009

Total aggregate indebtedness in the statement of financial condition	$ 60,500
Net capital	$ 96,099
Percentage of aggregate indebtedness to net capital	63%

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Computation of Basic Net Capital Requirement

December 31, 2009

Minimum net capital required (6 and 2/3 percent of aggregate indebtedness)	$ 4,033
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$ 5,000
Net capital requirement	$ 5,000
Net capital	$ 96,099
Excess net capital	$ 91,099
Excess net capital at 1000%	
Excess net capital	91,099
Less: 10% of aggregate indebtedness	605
Excess net capital at 1000%	$ 90,494

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Computation of Net Capital

Reconciliation with Focus Report Form X-17A-5

December 31, 2009

	Per Audit	Per Forms Report	Difference
Total ownership equity qualified for net capital	$ 96,099	96,099	-

BURGER & COMER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Asia Pacific Financial Management Group, Inc.

In planning and performing our audit of the financial statements of Asia Pacific Financial Management Group, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Hengi Plaza, Suite 104, 278 South Marine Corps Drive Tamuning, Guam 96913 Phone: (671) 646-5044 • Fax: (671) 646-5045
http://www.guamcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



BURGER & COMER, P.C.

Tamuning, Guam
May 26, 2010

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(1).

See accompanying auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

See accompanying auditors' report.

BURGER & COMER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

May 26, 2010

The Board of Directors
Asia Pacific Financial Management Group, Inc.

In planning and performing our audit of the financial statements of Asia Pacific Financial Management Group, Inc. as of and for the year ended December 31, 2009, on which we have issued our report dated February 24, 2010, we considered its system of internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. We noted no matters involving the system of internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the SIPC, FINRA, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,



BURGER & COMER, P.C.
Tamuning, Guam USA

Hengi Plaza, Suite 104, 278 South Marine Corps Drive Tamuning, Guam 96913 Phone: (671) 646-5044 • Fax: (671) 646-5045
http://www.guamcpa.com

BURGER & COMER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Asia Pacific Financial Management Group, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)], as amended, to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Asia Pacific Financial Management Group, Inc. (APFMG) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you in evaluating APFMG's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). APFMG's management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursements records entries (Check No. 6602, dated January 5, 2009 for $150 and Check No. 6898, dated February 24, 2010 for $214) noting no differences;
2. We compared the total of the Total Revenue amounts (Page 6, line 9) of the audited quarterly Form X-17A-5 from April 1, 2009 to December 31, 2009 with the amount reported on line 2a of Form SIPC-7T noting no difference;
3. We compared the total of the Deduction amounts reported on lines 2c (1),(5) and (8) of Form SIPC-7T with the total of the corresponding amounts reported in the audited quarterly Form X-17A-5 (Page 6, lines 5&7, 3 and 8, respectively) from April 1, 2009 to December 31, 2009 noting no differences; and
4. We proved the mathematical accuracy of the calculations reflected in Form SIPC-7T noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Burger & Comer, P.C.

May 26, 2010

Hengi Plaza, Suite 104, 278 South Marine Corps Drive Tamuning, Guam 96913 Phone: (671) 646-5044 • Fax: (671) 646-5045
http://www.guamcpa.com

AMENDED COPY 4/7/2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP,INC
145 ASPINALL AVENUE
HAGATNA, GUAM 96910

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Pexa, (671) 479-6409

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 201.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

Jan. 5, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 51.00

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 51.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 214.00

H. Overpayment carried forward $(163.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Asia Pacific Financial Management Group, Inc.
(Name of Corporation, Partnership or other organization)



(Authorized Signature)

CHAIRMAN/CEO
(Title)

Dated the 7 day of April, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC. 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 508,683
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	417,045
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	9,621
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	1,747
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	428,413
2d. SIPC Net Operating Revenues	$ 80,270
2e. General Assessment @ .0025	$ 201 (to page 1 but not less than $150 minimum)

BURGER & COMER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS